W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

September 8, 2011

VIA E-MAIL AND EDGAR CORRESPONDENCE TRANSMISSION

Min S. Oh, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> Re: MetLife Investors USA Insurance Company
> MetLife Investors USA Separate Account A
> Initial Registration Statement on Form N-4
> (File Nos. 333-176374, 811-03365) (Series VA)

Dear Mr. Oh:

On behalf of MetLife Investors USA Insurance Company ("MLI USA") and its separate account, MetLife Investors USA Separate Account A, we are providing a response to comment 3.b of the staff of the U.S. Securities and Exchange Commission ("Commission") provided by letter dated August 26, 2011, in connection with the above-captioned initial registration statement.

In this regard, MLI USA acknowledges the Commission staff's comment that the terms listed in the index be upper cased or italicized whenever they appear in the prospectus. MLI USA will review the prospectus, as discussed in a telephone conversation held on September 7, 2011, and revise the disclosure, as needed, in the May 1, 2012 post-effective amendment filing for the above-captioned registration statement.

If you have questions or comments please contact the undersigned at 202.383.0590, or Patrice Pitts at 202.383.0548.

Sincerely,

/s/ W. Thomas Conner

W. Thomas Conner

cc: Paul Cellupica, Esq.
Marie Swift, Esq.
Michele Abate, Esq.
John Richards, Esq.
Patrice Pitts, Esq.